Exhibit 99.34

PRESS RELEASE	July 22, 2020

Largo Resources to Release Second Quarter 2020 Financial Results on August 13, 2020

•                  Shareholder conference call with Paulo Misk, President and CEO, Ernest Cleave, CFO and Paul Vollant, Director of Sales and Trading will be conducted at 2:00 p.m. ET on Friday, August 14, 2020.

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) will release its second quarter 2020 financial results on Thursday, August 13, 2020 after the close of market trading. Additionally, the Company will host a conference call to discuss its second quarter 2020 operating and financial results on Friday, August 14 at 2:00 p.m. ET.

Details of the conference call are listed below:

Date:	Friday, August 14, 2020
Time:	2:00 p.m. ET
Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359
Conference ID:	63772474
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 772474 #
Website:	To view press releases or any additional financial information, please visit the Investor Relations section of the Largo Resources website at: www.largoresources.com/investors

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium for the global steel and high purity markets. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
info@largoresources.com
Tel: +1 416-861-9797